Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
The Date: May 12, 2015

On May 12, 2015, City National Corporation posted the below news articles to its internal website:

City National Bank deal wins OK from a former foe
Los Angeles Times
May 7, 2015

By James F. Peltz

Royal Bank of Canada's proposed purchase of City National Corp. in Los Angeles cleared one potential hurdle when an advocacy group for low-income and minority consumers reversed course and said it supported the $5.4-billion deal.
The group, Greenlining Institute in Berkeley, initially joined other advocates in withholding support and seeking a public hearing by the Federal Reserve that might have delayed the deal for City National, the parent of City National Bank.
But Greenlining advised the Fed on Tuesday that it supported the deal "after ongoing negotiations with City National Bank to ensure that California's low-income consumers and businesses of color benefit from the proposed merger."
Michael Cahill, City National's general counsel, said Wednesday that the bank welcomed Greenlining's support, which he called "very significant."
He noted that another advocacy group, the California Reinvestment Coalition in San Francisco, also supports the deal.
But the banks still face opposition from the National Diversity Coalition, an amalgam of community, ethnic and minority groups in Daly City, Calif.
"We haven't had a conversation [with the NDC] in the last few days," Cahill said, but he noted that City National remained "open to more dialogue, more discussion with them."
In approving bank mergers, the Federal Reserve takes into account the banks' performance and pledges under the 1977 Community Reinvestment Act, which requires banks to serve poorer customers in their metropolitan areas.
The advocacy groups hope to ensure that the merger's benefits include added service and investment for lower-income and minority consumers and businesses in areas served by City National, a bank sometimes dubbed the "bank to the stars" because of its deep Hollywood ties.

As part of the Royal Bank of Canada merger, City National has committed $11 billion over five years to help poor neighborhoods and small businesses.
But it took additional talks about specific efforts sought by Greenlining that helped City National and Greenlining come to agreement, Cahill said.
For instance, City National agreed to Greenlining's request that the bank "focus more of its lending on transit-oriented development projects, projects around the rail and Metro hubs," including loans for small businesses near those projects, he said.
City National's shareholders are scheduled vote on the merger May 27.
Copyright © 2015, Los Angeles Times

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE

REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Bank Will Give In Order to Get
LENDING: City National hopes concessions ease RBC merger.
Los Angeles Business Journal
May 11, 2015

By Matt Pressberg

Pasadena's OneWest Bank gave most advocacy groups the stiff arm when they asked the bank to commit to more lending and other benefits in lower-income communities in exchange for giving their blessings to its proposed merger with CIT Group in Livingston, N.J.
But L.A.'s City National Bank, which announced its plans to be acquired by Toronto's Royal Bank of Canada on Jan. 22, decided to play ball.
City National worked with the California Reinvestment Coalition, a San Francisco organization of community groups, to hammer out an agreement to provide $11 billion in small-business lending and other benefits over the next five years. The plan, announced late last month, is part of the Community Reinvestment Act, a law requiring regulators to scrutinize a bank's history of serving lower-income communities and small businesses before signing off on a new branch or merger.
While the coalition enthusiastically threw its support behind the CRA plan, that didn't guarantee other advocacy groups would fall in line. The Greenlining Institute in Berkeley, a stalwart ally of the coalition on many issues, initially broke with the group on City National's plan before withdrawing that opposition last week.
Other naysayers remain, leaving bank analysts to ask whether any community benefit plan will satisfy enough groups to avoid the kind of raucous public hearing CIT and OneWest executives sat through in downtown Los Angeles in February.
If City National finds itself going through a similar wringer, it would stand to reason that banks seeking to merge in the future would see less upside in engaging with advocacy groups, said Wade Francis, a former bank examiner and president of Long Beach bank consulting firm Unicon Financial Services Inc.
"To a great degree, it kind of does a disservice when you discourage people who have made a legitimate effort," Francis said. "The approval process was never meant to be a hostage-taking situation."
All City
City National built a reputation as the "bank to the stars," lending money to the movie industry back when it was still viewed as risky and full of less than creditworthy scoundrels. The bank, along with longtime Chief Executive Russell Goldsmith and his family, have long supported local organizations.
The coalition's executive director, Paulina Gonzalez, said that track record carried weight with her when the bank approached her to negotiate a Community Reinvestment Act plan. She also credited City National for being proactive, reaching out to her organization the morning the RBC deal hit the news wires – and incorporating some of her ideas. This was despite the fact that the bank's existing CRA plan, which was set to expire this year, did not have the coalition's blessing. It's likely the bank's willingness to work with the organization was influenced by the opposition to OneWest's proposed merger.
"(City National) called us the moment (its) merger was announced and said, 'Let's sit down and figure this out,'" Gonzalez said.
Still, she said the negotiation with bank executives was tough.
"We pushed hard," Gonzalez said. "I think we challenged the bank beyond maybe what they wanted to do when they went in."
A spokeswoman for City National provided the Business Journal with a statement saying the bank did adopt several of the group's suggestions.
"From these conversations have come a number of good ideas that we've incorporated into our $11 billion commitment to support small businesses and underserved communities," the bank said in its statement.
Gonzalez drew a stark contrast to the approach of OneWest, which is backed by Wall Street types such as George Soros and Michael Dell. OneWest and CIT have also made a CRA commitment, but at $5 billion over four years, Gonzalez said it pales in comparison with what City National brought to the table.
"You have these private equity billionaire investors with no connection or commitment to the community," she said. "OneWest is taking this as, Let's just hope the regulators approve this quickly, throw some money around and make it go away.'"
While Francis and a number of other banking industry observers told the Business Journal they expect the OneWest-CIT merger eventually to go through, the public hearing held in February has stretched the deal's time line, setting up a back and forth with regulators that could add months. The two banks agreed to their deal in July and expected it to close in the first or second quarter of this year, but that's looking increasingly less likely.
Gonzalez is encouraged by this closer look at the OneWest-CITmerger, although she doesn't believe the same level of scrutiny should be given to City National's plan, given the size and scope of its community commitment.
"Regulators should be putting banks through an onerous process if there isn't a strong CRA plan in place," she said. "In the case of City National, we believe there is. I think that's a very different story than OneWest."
Good deal?
But that wasn't the verdict reached by all community groups.
The Greenlining Institute did not initially support the deal, and the Los Angeles Latino Chamber of Commerce, which supports OneWest's merger, remains vociferously opposed to City National's plan. (Visitors to the chamber's website are greeted by an image of OneWest's logo and a headline thanking the bank for its sponsorship.)
Theresa Martinez, the chamber's chief executive, said City National has focused on L.A.'s pockets of wealth and neglected the poorer, largely Latino Eastside.
"The merger with a too-big-to-fail Canadian bank will only exacerbate City National's isolation from the Latino community," she told the Business Journal in a statement.
Gonzalez acknowledged that this splintering isn't ideal and said she's pleased Greenlining came around, though she denied any influence in getting the institute to switch its stance.
But despite Greenlining's change of heart, there's still a chance that regulators will decide to go ahead and hold a public meeting about the City National deal.
Francis said the regulators will hold a hearing if they feel it's necessary to appease people and that the support – or opposition – of community groups isn't enough to sway regulators one way or another. He does wonder, though, why community groups seem to wait until a merger is imminent to voice their complaints with banks.
"The timing is very curious," he said. "I would ask those groups that are opposing: When was the last time they filed a complaint outside of an application?"
But Gonzalez believes groups like hers exist to make sure banks provide a CRA plan – which is transparent, public and can be used to hold them accountable. And any good negotiator knows to capitalize on leverage, and it's hard to find a better time than when a multibillion-dollar deal hangs in the balance.
The coalition has already proved to OneWest that its opposition can make things more difficult. Its next  challenge is to prove to City National that its support can make things easier, or it risks losing some of the substantial bargaining power that helped it secure the bank's $11 billion commitment.
"Hopefully that means something both to the banks and the community," Gonzalez said.
©2015 Los Angeles Business Journal

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE

REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.